Exhibit 2

ï,§ Stock Listing Information Colombian Stock Exchange S.A. Ticker: CLH ï,§ Investor Relations Pablo Gutiérrez +57 (1) 603-9051 E-mail: pabloantonio.gutierrez@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January - September				Third Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Consolidated cement volume	4,892	4,969	(2%)		1,647	1,638	1%	
Consolidated domestic gray cement volume	4,392	4,366	1%		1,480	1,462	1%	
Consolidated ready-mix volume	1,831	1,945	(6%)		601	658	(9%)	
Consolidated aggregates volume	4,377	4,794	(9%)		1,426	1,559	(9%)	
Net sales	752	849	(11%)	(5%)	245	277	(12%)	(4%)
Gross profit	290	347	(16%)	(10%)	96	114	(16%)	(9%)
as % of net sales	38.6%	40.9%	(2.3pp)		39.2%	41.3%	(2.1pp)	
Operating earnings before other expenses, net	87	131	(33%)	(28%)	27	42	(34%)	(27%)
as % of net sales	11.6%	15.4%	(3.8pp)		11.2%	15.0%	(3.8pp)	
Controlling interest net income (loss)	8	53	(86%)		-4	19	N/A	
Operating EBITDA	146	192	(24%)	(19%)	46	62	(26%)	(20%)
as % of net sales	19.4%	22.7%	(3.3pp)		18.7%	22.2%	(3.5pp)	
Free cash flow after maintenance capital expenditures	52	35	46%		11	16	(33%)	
Free cash flow	50	35	43%		11	17	(37%)	
Net debt	765	834	(8%)		765	834	(8%)	
Total debt	788	857	(8%)		788	857	(8%)	
Earnings of continuing operations per share	0.01	0.13	(90%)		(0.01)	0.05	N/A	
Shares outstanding at end of period	557	557	0%		557	557	0%	
Employees	3,896	4,156	(6%)		3,896	4,156	(6%)	

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-share amounts.
Shares outstanding are presented in millions.

Consolidated net sales during the third quarter of 2019 declined by 12% in U.S.-dollar terms, or by 4% in local-currency terms, compared to those of the third quarter of 2018. Improved sales in Colombia and El Salvador were more than offset by decreases in the rest of our countries, in local-currency terms.

Cost of sales as a percentage of net sales during the third quarter increased by 2.1pp from 58.7% to 60.8%, on a year-over-year basis.

Operating expenses as a percentage of net sales during the quarter increased by 1.7pp from 26.2% to 27.9%, compared to those of 2018.

Operating EBITDA during the third quarter of 2019 declined in U.S.-dollar and local-currency terms by 26% and 20%, respectively, compared to that of the third quarter of 2018. The decline in local-currency terms is mainly due to increased maintenance expenses and logistics cost, as well as to lower sales, partially offset by SG&A savings related to our Stronger CEMEX plan.

Operating EBITDA margin during the third quarter of 2019 declined by 3.5pp, compared to that of the third quarter of 2018.

Controlling interest net income during the third quarter was negative US$4 million, compared to US$19 million during the same quarter of 2018.

Total debt declined US$23 million during the quarter, reaching US$788 million.

2019 Third Quarter Results Page 2

OPERATING RESULTS

Colombia

	January - September				Third Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	376	399	(6%)	7%	127	134	(6%)	8%
Operating EBITDA	59	74	(20%)	(10%)	20	26	(25%)	(12%)
Operating EBITDA margin	15.7%	18.5%	(2.8pp)		15.7%	19.7%	(4.0pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	11%	12%	6%	6%	1%	2%
Price (USD)	(9%)	(8%)	(12%)	(11%)	(8%)	(9%)
Price (local currency)	3%	5%	(0%)	2%	5%	4%

Year-over-year percentage variation.

In Colombia, during the third quarter our domestic gray cement, ready-mix and aggregates volumes increased by 12%, 6%, and 2%, respectively, compared to those of the third quarter of 2018. For the first nine months of the year, our domestic gray cement, ready-mix and aggregates volumes increased by 11%, 6%, and 1%, respectively, on a year-over-year basis.

We are encouraged by the positive cement-demand trend in Colombia driven by the infrastructure and the self-construction sectors. We estimate that cement-industry demand increased by 7% during the third quarter and by 4% year-to-date September.

Our cement prices during the quarter increased by 2% sequentially and by 5% year-over-year, in Colombian-pesos terms. Our cement prices from December 2018 to September increased by 8%, in local-currency terms.

Panama

	January - September				Third Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	143	169	(16%)	(16%)	45	58	(22%)	(22%)
Operating EBITDA	38	52	(27%)	(27%)	14	17	(18%)	(18%)
Operating EBITDA margin	26.8%	30.8%	(4.0pp)		30.7%	29.1%	1.6pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(14%)	(22%)	(26%)	(38%)	(31%)	(33%)
Price (USD)	(6%)	(6%)	(2%)	0%	(6%)	(8%)
Price (local currency)	(6%)	(6%)	(2%)	0%	(6%)	(8%)

Year-over-year percentage variation.

In Panama during the third quarter our domestic gray cement, ready-mix and aggregates volumes decreased by 22%, 38%, and 33%, respectively, compared to those of the third quarter of 2018. For the first nine months of 2019, our domestic gray cement, ready-mix and aggregates volumes declined by 14%, 26%, and 31%, respectively, on a year-over-year basis.

Cement demand was weak during the quarter. We estimate that cement-industry demand declined by 10% during this period and by 7% year-to-date September.

Cement demand continued to be affected by high levels of inventory in apartments and offices, as well as by the consolidation of the new government. In the infrastructure sector, cement consumption from the "Corredor de las playas" project was slower than expected, and the Fourth Bridge over the Canal has not started cement consumption yet.

2019 Third Quarter Results Page 3

OPERATING RESULTS

Costa Rica

	January - September				Third Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	80	112	(28%)	(26%)	25	33	(25%)	(24%)
Operating EBITDA	24	37	(36%)	(33%)	5	12	(58%)	(58%)
Operating EBITDA margin	29.6%	33.0%	(3.4pp)		19.6%	34.9%	(15.3pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(23%)	(14%)	(26%)	(42%)	(5%)	(27%)
Price (USD)	(5%)	(4%)	0%	(4%)	(11%)	(15%)
Price (local currency)	(2%)	(4%)	4%	(4%)	(8%)	(15%)

Year-over-year percentage variation.

In Costa Rica, during the third quarter our domestic gray cement, ready-mix and aggregates volumes decreased by 14%, 42%, and 27%, respectively, compared to those of the third quarter of 2018. For the first nine months of the year, our domestic gray cement, ready-mix and aggregates volumes declined by 23%, 26% and 5%, respectively, on a year-over-year basis.

Cement-industry demand remained weak during the quarter. We estimate that it declined by 7% during this period and by 11% year-to-date September. Cement demand continued to be affected by the uncertainty related to the implementation of the fiscal reform, as well as by the slow execution of infrastructure projects.

Rest of CLH

	January - September				Third Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	164	180	(9%)	(6%)	51	56	(9%)	(6%)
Operating EBITDA	46	58	(20%)	(18%)	14	16	(15%)	(13%)
Operating EBITDA margin	28.3%	32.4%	(4.1pp)		27.1%	29.1%	(2.0pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(5%)	(7%)	(43%)	(36%)	(38%)	79%
Price (USD)	(2%)	(2%)	2%	6%	16%	30%
Price (local currency)	1%	1%	6%	8%	22%	37%

Year-over-year percentage variation.

In the Rest of CLH region, which includes our operations in Nicaragua, Guatemala and El Salvador, our quarterly domestic gray cement and ready-mix volumes decreased by 7% and 36%, respectively, while our aggregates volumes increased by 79%, compared to those of the third quarter of 2018. For the first nine months of 2019, our domestic gray cement, ready-mix and aggregates volumes declined by 5%, 43%, and 38%, respectively, on a year-over-year basis.

In Nicaragua, the socio-political crisis remains unsolved and continues to take a toll in economic activity, including cement demand. Most of the highway projects sponsored by the government were in final construction stages and have not been replaced by new projects. Going forward, the self-construction sector should continue supporting cement consumption in the country.

In Guatemala, the second round of the presidential elections took place in August and Alejandro Giammattei became president elect. There is optimism in the country with the results of the elections, which could translate into a boost in private investment in coming months.

2019 Third Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

Operating EBITDA and free cash flow

	January - September			Third Quarter		
	2019	2018	% var	2019	2018	% var
Operating earnings before other expenses, net	**87**	**131**	**(33%)**	**27**	**42**	**(34%)**
+ Depreciation and operating amortization	59	62		17	20	
Operating EBITDA	**146**	**192**	**(24%)**	**45**	**62**	**(27%)**
- Net financial expense	40	44		13	14	
- Capital expenditures for maintenance	30	29		13	11	
- Change in working Capital	(9)	10		(4)	1	
- Taxes paid	35	40		12	19	
- Other cash items (Net)	(1)	32		2	2	
- Free cash flow discontinued operations	0	1		0	(1)	
Free cash flow after maintenance capital exp	**52**	**35**	**46%**	**11**	**16**	**(33%)**
- Strategic Capital expenditures	1	0		0	(1)	
Free cash flow	**50**	**35**	**43%**	**11**	**17**	**(37%)**

In millions of US dollars, except percentages.

Information on Debt

	Third Quarter			Second Quarter
	2019	2018	% var	2019
Total debt [1, 2]	**788**	**857**		**811**
Short term	18%	24%		17%
Long term	82%	76%		83%
Cash and cash equivalents	23	24	(3%)	28
Net debt	**765**	**834**	**(8%)**	**783**
Net debt / EBITDA	**3.8x**	**3.1x**		**3.6x**

	Third Quarter	
	2019	2018
Currency denomination		
U.S. dollar	99%	99%
Colombian peso	1%	1%
Interest rate		
Fixed	60%	60%
Variable	40%	40%

In millions of US dollars, except percentages.
[1] Includes leases, in accordance with International Financial Reporting Standards (IFRS).
[2] Represents the consolidated balances of CLH and subsidiaries.

2019 Third Quarter Results Page 5

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in thousands of U.S. Dollars, except per share amounts

INCOME STATEMENT	January - September 2019	2018	% var	l-t-l % var	Third Quarter 2019	2018	% var	l-t-l % var
Net sales	751,826	848,520	(11%)	(5%)	244,644	276,617	(12%)	(4%)
Cost of sales	(461,730)	(501,128)	8%		(148,824)	(162,493)	8%	
Gross profit	**290,096**	**347,392**	**(16%)**	**(10%)**	**95,820**	**114,124**	**(16%)**	**(9%)**
Operating expenses	(202,969)	(216,697)	6%		(68,361)	(72,581)	6%	
Operating earnings before other expenses, net	**87,127**	**130,695**	**(33%)**	**(28%)**	**27,459**	**41,543**	**(34%)**	**(27%)**
Other expenses, net	(12,337)	(704)	(1651%)		(4,244)	5,312	n/a	
Operating earnings	**74,790**	**129,991**	**(42%)**		**23,215**	**46,855**	**(50%)**	
Financial expenses	(39,598)	(44,191)	10%		(12,591)	(14,197)	11%	
Other income (expenses), net	(22,595)	10,002	n/a		(16,708)	5,356	n/a	
Net income before income taxes	**12,597**	**95,802**	**(87%)**		**(6,084)**	**38,014**	**n/a**	
Income tax	(5,036)	(33,296)	85%		2,502	(9,762)	n/a	
Profit of continuing operations	7,561	62,506	(88%)		(3,582)	28,252	n/a	
Discontinued operations	0	(9,383)	100%		0	(8,659)	0%	
Consolidated net income	**7,561**	**53,123**	**(86%)**		**(3,582)**	**19,593**	**n/a**	
Non-controlling Interest Net Income	18	(186)	n/a		27	(107)	n/a	
Controlling Interest Net Income	**7,579**	**52,937**	**(86%)**		**(3,555)**	**19,486**	**n/a**	
Operating EBITDA	**146,003**	**192,353**	**(24%)**	**(19%)**	**45,827**	**61,525**	**(26%)**	**(20%)**
Earnings of continued operations per share	**0.01**	**0.13**	**(90%)**		**(0.01)**	**0.05**	**n/a**	
Earnings of discontinued operations per share	**0.00**	**(0.02)**	**100%**		**0.00**	**(0.02)**	**100%**	

BALANCE SHEET	as of September 30 2019	2018	% var
Total Assets	**2,934,625**	**3,136,670**	**(6%)**
Cash and Temporary Investments	23,193	23,564	(2%)
Trade Accounts Receivables	79,833	107,937	(26%)
Other Receivables	54,383	56,064	(3%)
Inventories	76,176	79,178	(4%)
Assets held for sale	0	0	n/a
Other Current Assets	13,708	21,213	(35%)
Current Assets	247,293	287,956	(14%)
Fixed Assets	1,113,189	1,235,205	(10%)
Other Assets	1,574,143	1,613,509	(2%)
Total Liabilities	**1,412,635**	**1,594,452**	**(11%)**
Liabilities available for sale	0	0	n/a
Other Current Liabilities	392,858	490,774	(20%)
Current Liabilities	392,858	490,774	(20%)
Long-Term Liabilities	1,002,663	1,091,067	(8%)
Other Liabilities	17,114	12,611	36%
Consolidated Stockholders' Equity	**1,521,990**	**1,542,218**	**(1%)**
Non-controlling Interest	5,116	5,615	(9%)
Stockholders' Equity Attributable to Controlling Interest	1,516,874	1,536,603	(1%)

2019 Third Quarter Results Page 6

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in millions of Colombian Pesos in nominal terms, except per share amounts

	January - September			Third Quarter		
INCOME STATEMENT	2019	2018	% var	2019	2018	% var
Net sales	2,456,598	2,448,660	0%	830,658	818,353	2%
Cost of sales	(1,508,707)	(1,446,158)	(4%)	(505,314)	(480,726)	(5%)
Gross profit	**947,891**	**1,002,503**	**(5%)**	**325,344**	**337,627**	**(4%)**
Operating expenses	(663,204)	(625,342)	(6%)	(232,111)	(214,724)	(8%)
Operating earnings before other expenses, net	**284,687**	**377,161**	**(25%)**	**93,233**	**122,903**	**(24%)**
Other expenses, net	(40,311)	(2,033)	>100%	(14,410)	15,713	n/a
Operating earnings	**244,376**	**375,128**	**(35%)**	**78,823**	**138,616**	**(43%)**
Financial expenses	(129,386)	(127,527)	(1%)	(42,751)	(42,001)	(2%)
Other income (expenses), net	(73,829)	28,864	n/a	(56,729)	15,844	n/a
Net income before income taxes	**41,161**	**276,465**	**(85%)**	**(20,657)**	**112,459**	**n/a**
Income tax	(16,456)	(96,085)	83%	8,494	(28,877)	n/a
Profit of continuing operations	24,705	180,380	(86%)	(12,163)	83,582	n/a
Discontinued operations	0	(27,078)	100%	0	(25,619)	100%
Consolidated net income	**24,705**	**153,302**	**(84%)**	**(12,163)**	**57,963**	**n/a**
Non-controlling Interest Net Income	60	(537)	n/a	94	(316)	n/a
Controlling Interest Net Income	**24,765**	**152,765**	**(84%)**	**(12,069)**	**57,647**	**n/a**
Operating EBITDA	**477,068**	**555,093**	**(14%)**	**155,599**	**182,017**	**(15%)**
Earnings of continued operations per share	**44**	**324**	**(86%)**	**(22)**	**150**	**n/a**
Earnings of discontinued operations per share	**0**	**(49)**	**(100%)**	**0**	**(46)**	**100%**

	as of September 30		
BALANCE SHEET	2019	2018	% var
Total Assets	**10,159,700**	**9,322,748**	**9%**
Cash and Temporary Investments	80,294	70,035	15%
Trade Accounts Receivables	276,384	320,807	(14%)
Other Receivables	188,276	166,632	13%
Inventories	263,722	235,332	12%
Assets held for sale	0	0	n/a
Other Current Assets	47,455	63,051	(25%)
Current Assets	856,131	855,857	0%
Fixed Assets	3,853,872	3,671,250	5%
Other Assets	5,449,697	4,795,641	14%
Total Liabilities	**4,890,556**	**4,738,997**	**3%**
Liabilities available for sale	0	0	n/a
Other Current Liabilities	1,360,078	1,458,670	(7%)
Current Liabilities	1,360,078	1,458,670	(7%)
Long-Term Liabilities	3,471,231	3,242,849	7%
Other Liabilities	59,247	37,478	58%
Consolidated Stockholders' Equity	**5,269,144**	**4,583,751**	**15%**
Non-controlling Interest	17,709	16,687	6%
Stockholders' Equity Attributable to Controlling Interest	5,251,435	4,567,064	15%

2019 Third Quarter Results Page 7

OPERATING RESULTS

Operating Summary per Country

in thousands of U.S. dollars
Operating EBITDA margin as a percentage of net sales

	January - September				Third Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
NET SALES								
Colombia	376,324	399,249	(6%)	7%	126,673	134,274	(6%)	8%
Panama	143,038	169,412	(16%)	(16%)	45,182	57,932	(22%)	(22%)
Costa Rica	80,109	111,931	(28%)	(26%)	24,901	33,000	(25%)	(24%)
Rest of CLH	164,369	180,130	(9%)	(6%)	51,195	56,128	(9%)	(6%)
Others and intercompany eliminations	(12,014)	(12,202)	2%	2%	(3,307)	(4,717)	30%	30%
TOTAL	**751,826**	**848,520**	**(11%)**	**(5%)**	**244,644**	**276,617**	**(12%)**	**(4%)**
GROSS PROFIT								
Colombia	139,944	152,524	(8%)	4%	47,985	53,248	(10%)	3%
Panama	50,327	67,215	(25%)	(25%)	18,364	22,167	(17%)	(17%)
Costa Rica	37,134	51,461	(28%)	(25%)	9,491	16,455	(42%)	(42%)
Rest of CLH	63,021	74,571	(15%)	(12%)	19,166	21,659	(12%)	(9%)
Others and intercompany eliminations	(330)	1,621	N/A	N/A	814	595	37%	37%
TOTAL	**290,096**	**347,392**	**(16%)**	**(10%)**	**95,820**	**114,124**	**(16%)**	**(9%)**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Colombia	38,729	51,635	(25%)	(15%)	13,295	19,063	(30%)	(17%)
Panama	25,424	40,079	(37%)	(37%)	9,731	12,767	(24%)	(24%)
Costa Rica	20,216	33,250	(39%)	(37%)	3,742	10,310	(64%)	(64%)
Rest of CLH	40,699	52,273	(22%)	(19%)	12,061	14,372	(16%)	(14%)
Others and intercompany eliminations	(37,941)	(46,541)	18%	18%	(11,370)	(14,969)	24%	24%
TOTAL	**87,127**	**130,695**	**(33%)**	**(28%)**	**27,459**	**41,543**	**(34%)**	**(27%)**
OPERATING EBITDA								
Colombia	58,974	73,761	(20%)	(10%)	19,901	26,402	(25%)	(12%)
Panama	38,281	52,256	(27%)	(27%)	13,869	16,847	(18%)	(18%)
Costa Rica	23,689	36,948	(36%)	(33%)	4,878	11,521	(58%)	(58%)
Rest of CLH	46,442	58,351	(20%)	(18%)	13,861	16,311	(15%)	(13%)
Others and intercompany eliminations	(21,383)	(28,963)	26%	26%	(6,682)	(9,556)	30%	25%
TOTAL	**146,003**	**192,353**	**(24%)**	**(19%)**	**45,827**	**61,525**	**(26%)**	**(20%)**
OPERATING EBITDA MARGIN								
Colombia	15.7%	18.5%	(2.8pp)		15.7%	19.7%	(4.0pp)	
Panama	26.8%	30.8%	(4.0pp)		30.7%	29.1%	1.6pp	
Costa Rica	29.6%	33.0%	(3.4pp)		19.6%	34.9%	(15.3pp)	
Rest of CLH	28.3%	32.4%	(4.1pp)		27.1%	29.1%	(2.0pp)	
TOTAL	**19.4%**	**22.7%**	**(3.3pp)**		**18.7%**	**22.2%**	**(3.5pp)**	

2019 Third Quarter Results
Page 8

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons
Ready mix in thousands of cubic meters

	January - September			Third Quarter		
	2019	2018	% var	2019	2018	% var
Total cement volume [1]	4,892	4,969	(2%)	1,647	1,638	1%
Total domestic gray cement volume	4,392	4,366	1%	1,480	1,462	1%
Total ready-mix volume	1,831	1,945	(6%)	601	658	(9%)
Total aggregates volume	4,377	4,794	(9%)	1,426	1,559	(9%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Per-country volume summary

	January - September 2019 vs. 2018	Third Quarter 2019 vs. 2018	Third Quarter 2019 vs. Second Quarter 2019
DOMESTIC GRAY CEMENT			
Colombia	11%	12%	7%
Panama	(14%)	(22%)	(9%)
Costa Rica	(23%)	(14%)	0%
Rest of CLH	(5%)	(7%)	(9%)
READY-MIX			
Colombia	6%	6%	6%
Panama	(26%)	(38%)	(10%)
Costa Rica	(26%)	(42%)	(28%)
Rest of CLH	(43%)	(36%)	18%
AGGREGATES			
Colombia	1%	2%	(1%)
Panama	(31%)	(33%)	(2%)
Costa Rica	(5%)	(27%)	(16%)
Rest of CLH	(38%)	79%	33%

2019 Third Quarter Results Page 9

OPERATING RESULTS

Price Summary

Variation in U.S. dollars

	January - September 2019 vs. 2018	Third Quarter 2019 vs. 2018	Third Quarter 2019 vs. Second Quarter 2019
DOMESTIC GRAY CEMENT			
Colombia	(9%)	(8%)	(2%)
Panama	(6%)	(6%)	(1%)
Costa Rica	(5%)	(4%)	(1%)
Rest of CLH	(2%)	(2%)	(2%)
READY-MIX			
Colombia	(12%)	(11%)	(4%)
Panama	(2%)	0%	5%
Costa Rica	0%	(4%)	(5%)
Rest of CLH	2%	6%	1%
AGGREGATES			
Colombia	(8%)	(9%)	0%
Panama	(6%)	(8%)	9%
Costa Rica	(11%)	(15%)	(15%)
Rest of CLH	16%	30%	13%

For Rest of CLH, volume-weighted average prices.

Variation in local currency

	January - September 2019 vs. 2018	Third Quarter 2019 vs. 2018	Third Quarter 2019 vs. Second Quarter 2019
DOMESTIC GRAY CEMENT			
Colombia	3%	5%	2%
Panama	(6%)	(6%)	(1%)
Costa Rica	(2%)	(4%)	(3%)
Rest of CLH	1%	1%	(1%)
READY-MIX			
Colombia	(0%)	2%	0%
Panama	(2%)	0%	5%
Costa Rica	4%	(4%)	(8%)
Rest of CLH	6%	8%	1%
AGGREGATES			
Colombia	5%	4%	4%
Panama	(6%)	(8%)	9%
Costa Rica	(8%)	(15%)	(17%)
Rest of CLH	22%	37%	15%

For Rest of CLH, volume-weighted average prices.

2019 Third Quarter Results Page 10

Subsequent Event: Unconstitutionality of the Tax Reform of 2018 in Colombia On October 16, 2019, the Colombian Constitutional Court declared the unconstitutionality of the Tax Reform of 2018, with which, its provisions will be without effect as of January 1, 2020. This represents that the tax modifications which are discussed in the note 17a of the consolidated financial statements, and by virtue of which, the income tax rate would go to 32% in 2020, 31% in 2021 and 30% in 2022 and thereafter, would be without effect as of January 1, 2020. It is likely that before December 31, 2019 the Colombian Congress could approve a new reform that replaces the repealed provisions, however, if not, the decision establishes that the existing tax regime before the repealed Financing Law would enter from new effective as of January 1, 2020, which would return to an income tax rate of 33%. Considering that under IFRS the assets and liabilities for deferred income taxes are determined with the last rate of income tax enacted, which is currently 30%, if the previous 33% rate enters into force, CEMEX Colombia would have to recalculate its balances and recognize any adjustment through the equity and the income statement for the period, as appropriate.    2019 Third Quarter Results                Page 11

DEFINITIONS OF TERMS AND DISCLOSURES

IFRS 16, Leases ("IFRS 16")

Beginning January 1, 2019, IFRS 16 introduced a single lessee accounting model which requires a lessee to recognize, for all leases, assets for the right-of-use the underlying asset against a corresponding financial liability representing the net present value of estimated lease payments under the contract, allowing exemptions in case of leases with a term of less than 12 months or when the underlying asset is of low value, with a single income statement model in which the lessee recognizes amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX Latam adopted IFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2018 as follows:

(Millions of dollars)	January 1st, 2018
Assets for the Right-of-use	$ 15.7
Deferred tax assets	$ 2.8
Lease financial liabilities	$ (23.0)
Deferred tax liabilities	$ (0.7)
Retained earnings[1]	**$ (5.2)**

[1] The initial effect in retained earnings refers to a temporary difference between the straight-line amortization expense of the right-of-use asset against the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.

CEMEX Latam modified the previously reported income statement for the nine-month period ended September 30, 2018 to give effect to the retrospective adoption of IFRS 16, as follows:

Selected information Income Statement	Original Reported		Modified	
(Millions of dollars)	Jan-Sep	3Q	Jan-Sep	3Q
Revenues	848.5	276.6	848.5	276.6
Cost of sales	(502.2)	(162.8)	(501.1)	(162.5)
Operating expenses	(217.1)	(72.8)	(216.7)	(72.6)
Other expenses, net	(0.7)	5.3	(0.7)	5.3
Financial (expense) income and others	(32.3)	(8.2)	(34.2)	(8.8)
Earnings before income tax	96.2	38.2	95.8	38.0
Income tax	(33.3)	(9.8)	(33.3)	0.8
Earnings from continuing operations	**62.8**	**28.4**	**62.5**	**38.9**

As of September 30, 2019, and December 31, 2018, assets for the right-of-use amounted to $15.9 million and $14.9 million, respectively. In addition, financial liabilities related to lease contracts amounted to $23.3 million as of September 30, 2019 and $22.3 million as of December 31, 2018 and were included within "Debt and other financial liabilities".

2019 Third Quarter Results Page 12

DEFINITIONS OF TERMS AND DISCLOSURES

CEMEX LatAm Holdings

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Discontinued operations and assets held for sale

On September 27, 2018, after receiving the corresponding authorizations by local authorities, CEMEX Latam concluded the disposal of its construction materials operations in Brazil to Votorantim Cimentos N/NE S.A., comprised of a fluvial cement distribution terminal located in Manaus, Amazonas state and its operating license. The selling price was approximately US$31 million including working capital adjustments. CEMEX Latam's operations in Brazil for the period from January 1 to September 30, 2018 were reclassified and reported net of tax in the single line item "Discontinued Operations".

The following table presents condensed combined information of the income statements of CEMEX Latam discontinued operations in its operating segment in Brazil for the period from January 1 to September 30, 2018:

INCOME STATEMENT	Jan - Sep		Third Quarter	
(Millions of dollars)	2019	2018	2019	2018
Sales	-	26.8	-	9.1
Cost of sales and operating	-	(28.1)	-	(9.6)
Other expenses, net	-	(0.1)	-	-
Interest expense, net and others	-	(0.3)	-	(0.2)
Income (loss) before income tax	-	(1.6)	-	(0.6)
Income tax	-	(0.3)	-	-
Loss of discontinued operations	-	(1.3)	-	(0.6)
Result in sale, withholding and Fx reclassification	-	(8.1)	-	(8.1)
Net loss of discontinued operations	**-**	**(9.4)**	**-**	**(8.7)**

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala and El Salvador.

Exchange rates

	January - September		January - September		Third Quarter	
	2019 EoP	2018 EoP	2019 average	2018 average	2019 average	2018 average
Colombian peso	3,462.01	2,972.18	3,267.51	2,885.80	3,395.38	2,958.43
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	583.88	585.80	592.56	572.57	577.50	577.18
Euro	0.92	0.86	0.89	0.84	0.91	0.86

Amounts provided in units of local currency per US dollar.

2019 Third Quarter Results

Page 13

Definition of terms Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies. Net debt equals total debt minus cash and cash equivalents.    Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization. pp equals percentage points. EoP equals End of Period. Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.    2019 Third Quarter Results                Page 14